Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 6

Date of Offering Circular: December 19, 2022

July 8, 2024

NV REIT LLC

c/o Neighborhood Management LLC

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change of Manager and Transfer of Common Shares

Neighborhood Management LLC, an Arizona limited liability company, has replaced Neighborhood Ventures, Inc., a Delaware corporation, as “manager” of the Company within the meaning of 6 Del. C. §18-101(12).

Neighborhood Ventures, Inc. has also transferred its entire interest in the Company, represented as 1,000,000 Common Shares, to Neighborhood Management LLC.

Neighborhood Ventures, Inc. and Neighborhood Management LLC are controlled by the same individuals – Jamison Manwaring and John Kobierowski. Further, Neighborhood Management LLC is a subsidiary of Neighborhood Ventures, Inc.

The Company’s LLC Agreement has been amended to reflect the changes.

Change to Investment Strategy For Type B Projects

The Company has updated the section in the Offering Circular captioned “Investment Strategy” to provide as follows with regard to the interest rate for Type B Projects:

All investments in Type B Projects will be made in the form of “mezzanine debt.” By that we mean loans with the following characteristics:

●	Unsecured

●	A term of 2-3 years

●	An interest rate of approximately 9-15% based on current market conditions which are reviewed quarterly